FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF nº 47.508.411/0001-56
NIRE: 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “CBD”), in compliance with the provisions of Article 157, Paragraph Four, of Law No. 6,404/1976 and of CVM Rule No. 358/2002, and in addition to the Notice of Material Fact released on May 11, 2016, hereby informs its shareholders and the market the following:

After the analysis of the reorganization project for integration of the e-commerce business developed by Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), a Brazilian subsidiary of Cnova N.V. (“Cnova NV”), to the business of Via Varejo S.A. (“Via Varejo” and “Reorganization”, respectively), a company controlled by CBD, the CBD Special Committee, created on May 11, 2016 (“CBD Special Committee”), submitted its considerations and conclusions to the Company’s Board of Directors.

The CBD Special Committee was assisted by financial and legal external independent advisors in the analysis of the project, and submitted its unanimous recommendation to the Board of Directors in favor of (i) the vote for the approval of the Reorganization that the Company shall cast at the Cnova NV’s shareholders meeting; and (ii) CBD not selling its Cnova NV shares in the context of the tender offer for the acquisition of Cnova NV’s free float shares (“Tender Offer”) which shall be launched by Casino Guichard-Perrachon (“Casino”).

As informed in the Notice of Material Fact released on May 11, 2016, the launch of the Tender Offer without CBD’s participation is one of the assumptions of the Reorganization agreed between Cnova NV and Via Varejo. In view of the foregoing, Casino undertook to launch the Tender Offer (i) in case the Reorganization is approved and implemented and (ii) provided that CBD undertakes a firm and irrevocable commitment not to sell its Cnova NV shares in the Tender Offer.

In this context, after negotiations with CBD Special Committee, Casino submitted a Commitment Letter to CBD, pursuant to which it grants the Company certain governance and liquidity rights in relation to the interest held by CBD in Cnova NV, with emphasis to the following: (i) CBD’s right to designate, at least, one member of the Board of Directors of Cnova NV, in observance in any event of the number of members proportional to CBD’s interest; (ii) in two years as of the Commitment Letter, CBD may request the engagement of a financial advisor to assess the opportunity of carrying out an initial public offering of Cnova NV shares, in case Cnova NV is delisted, or a primary or secondary offering to increase the free float and liquidity of Cnova NV’s shares, in case Cnova NV’s shares remain listed (“Offering for the Distribution of Shares”); (iii) CBD shall have priority over Casino to sell its shares in an Offering for the Distribution of Shares with respect to 90% of the total shares to be offered in the secondary offering; (iv) CBD shall have partial tag along rights in case Casino sells its Cnova NV shares and such sale does not constitute a change of control; in case of change of control, CBD shall have the right to sell all of its shares; (v) CBD shall be treated pari passu in relation to Casino in any transfer of Cnova NV shares to any third party or in case of any reorganization or corporate transaction resulting in any exchange, redemption or another issuance of Cnova NV shares; and (vi) in case of any reorganization or corporate transaction involving Cnova NV, Casino shall use its reasonable measures to cause CBD to receive securities in exchange for Cnova NV shares that are as liquid as the Cnova NV shares currently held by CBD.

In light of CBD Special Committee’s favorable recommendation, under such terms, the Company’s Board of Directors resolved, at a meeting held on this date, to approve that (i) CBD shall vote in favor of the approval of the Reorganization at the Cnova NV’s shareholders meeting; and (ii) CBD shall not sell its Cnova NV shares in the Tender Offer, in order to meet the condition imposed by Casino and thus allow for the continuity of the Reorganization.

The Board of Directors further reiterated that the Company shall not exercise its voting rights in the resolution concerning the Reorganization at the Via Varejo’s shareholders meeting, in order to maximize the independence of its approval process and, therefore, concentrate in Via Varejo’s minority shareholders, holders of common and preferred shares, the power to decide on the implementation of the Reorganization.

The Company’s Board of Directors shares Via Varejo’s and Cnova NV’s managements’ understanding that the Reorganization presents a relevant potential for (i) the exploitation of synergies between Via Varejo and Cnova Brazil, resulting from the integration of the e-commerce activities to the brick and mortar retail, and (ii) the optimization of Cnova NV’s structure and performance, with the creation of value for all companies involved, and, consequently, for CBD, which is the controlling shareholder of Via Varejo and shall maintain its relevant stake in Cnova NV.

Finally, CBD’s Board of Directors approved, in accordance with the recommendation of the CBD Special Committee, the execution of a new operational agreement between CBD and Via Varejo, which establishes the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, especially regarding the joint acquisitions of common products and the e–commerce activities under the brand “Extra”, which shall come into effect as of the implementation of the Reorganization (“New Operational Agreement”).

As announced by Via Varejo in a Notice of Material Fact also released on this date, Via Varejo’s and Cnova NV’s Boards of Directors resolved, in accordance with the recommendation of their respective Special Committees, to approve the execution of an agreement that sets forth the terms and conditions of the Reorganization (“Reorganization Agreement”), and Via Varejo’s Boards of Directors also approved the execution of the New Operational Agreement. The implementation of the Reorganization is conditioned to the approval of Via Varejo’s minority shareholders and Cnova NV’s shareholders.

The Company will take all necessary measures for the implementation of the resolutions approved by the Board of Directors and will duly inform its shareholders and the market of any subsequent material facts concerning the Reorganization.

The CBD Special Committee’s opinion and the minutes of the Company’s Board of Directors meeting are available as of this date for consultation by CBD’s shareholders at its headquarters and its website (www.gpari.com.br), as well as at the websites of the Brazilian Securities Commission (www.cvm.gov.br) and of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br).

São Paulo, August 8, 2016.

CHRISTOPHE JOSÉ HIDALGO
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 8, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.